September 10, 2007

Marissa L. Kim, Esq.
Skadden, Arps, Slate, Meager & Flom LLP
Four Times Square
New York, New York 10036-6522

      RE: Apollo Investment Corporation
           File Nos.: 333-145804 and 814-00646

Dear Ms. Kim:

On August 30, 2007, your firm filed a registration statement on Form N-2 on behalf of Apollo Investment Corporation (the "Company"). The registration statement is the Company's updated shelf registration statement under the Securities Act of 1933. Based on the representations contained in your letter of August 30, 2007, we performed a selective review and have the following comments on the filing.

Prospectus

1. Cover Page – Expand the first paragraph to state that the Company leverages by borrowing for investment purposes.

2. Cover Page – Expand the paragraph preceding the table of contents to state that the Company will update the prospectus for any material changes.

3. Determination of Net Asset Value - Please explain in your response letter when readily available market quotations would not represent fair value.

4. Fees and Expenses – Please do not bold the first paragraph.

5. Fees and Expenses – Move the last sentence of the first paragraph and the following two paragraphs to another part of the prospectus after Item 3.

6. Fee Table - Delete "Estimated" from the annual expenses line item.

7. Fee Table - Move the interest expense line item to precede "Total annual expenses".

8. Fee Table - Move the footnotes to the fee table to follow the Example.

9. Fee Table – Delete the fee table in footnote 4 which shows Company expenses as a percentage of total assets. You may insert table in another part of the prospectus after Item 3, with appropriate disclosure to ensure

that investors understand the differences between the two fee table presentations.

10. Fee Table - Make the second paragraph following the Example prominent. See Instruction 10.d. to Item 3 of Form N-2.

11. We may in the future issue preferred stock - Add a statement that the Company has no present intent to issue preferred shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and,
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel